SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   172736-10-0
                                 (CUSIP Number)

       Peter M. Schoenfeld                          Thomas Sandell                         Jeffrey E. Schwarz
P. Schoenfeld Asset Management LLC        Castlerigg Master Investments, Ltd.     Metropolitan Capital Advisors, Inc.
   1330 Avenue of the Americas            c/o Sandell Asset Management Corp.               660 Madison Avenue
        New York, NY 10019                        65 East 55th Street                          20th Floor
                                                  New York, NY 10019                       New York, NY 10021

                                   ----------
                                 with copies to:
                             Robert W. Forman, Esq.
                           Shapiro Forman & Allen LLP
                         380 Madison Avenue, 25th Floor
                               New York, NY 10017
                                  212-972-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |__|.


                               Page 1 of 11 Pages



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CUSIP NO. 172736-10-0                                         Page 2 of 11 pages


                           STATEMENT FOR SCHEDULE 13D

     This statement amends Items 4, 5, 6 and 7 of the Statement to the Schedule 13D filed with the Commission on October 20, 1998, as previously amended, by The Circon Shareholders Committee (the "Committee"), its members and their affiliates and associates (all of the foregoing, the "Reporting Persons") with respect to the common stock of Circon Corporation, a Delaware corporation (the "Company"). As a result of the Agreement referred to in this Amendment, the Committee has been disbanded and the Reporting Persons are no longer deemed to be a group.

Item 4.  Purpose of Transaction.

     On November 9, 1998, the reporting Persons entered into an agreement (the "Agreement") with the Company with respect to (i) the election of directors at the 1998 Annual Meeting of Shareholders of the Company scheduled for November 24, 1998 (the "Annual Meeting") and (ii) certain other corporate governance issues that the Committee previously proposed that the Company implement. Pursuant to the Agreement, Alain Oberrotman, one of the Committee's proposed nominees, was elected to the Circon Board on November 9, 1998. Mr. Oberrotman and Joseph Hardiman, the former chairman and chief executive officer of the National Association of Securities, Inc., who has had no prior affiliation with the Company, will be two of the Board's three nominees for election as directors at the Annual Meeting. The third nominee will be George Cloutier, the Company's interim chief executive officer. The Board further agreed to consider electing Lester Hill, another of the Committee's proposed nominees, as a director at the first directors' meeting following the Annual Meeting of Shareholders. The Company also agreed to interview Mr. Hill for the chief executive officer position at such time as the Company commences its search for a new chief executive officer.

     In addition, pursuant to the Agreement, the Company's Board agreed to propose to shareholders at the 1999 annual meeting eliminating the Company's staggered board, so that the entire board would be elected annually, and to consider any proposal to modify the existing Shareholders Rights Plan proposed by any director.

     The foregoing summary of the Agreement is qualified by reference to the Agreement in its entirety, a copy of which is filed herewith as Exhibit 10.

Item 5.  Interest in Securities of the Issuer.

     (e) As a result of the Agreement, the Committee has been disbanded and the Reporting Persons are no longer deemed to beneficially own 5% or more of the Company's Common Stock.


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CUSIP NO. 172736-10-0                                         Page 3 of 11 pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     On November 9, 1998, the Committee and each of its members entered into an agreement with the Company and certain of its directors, a copy of which is filed herewith as Exhibit 10 and is incorporated herein by reference.

     Except as set forth in this Item 6 and in Item 6 of the Reporting Persons' prior statements on Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with respect to the Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits.

     10. Agreement dated November 9, 1998 between the Committee and the Company.


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CUSIP NO. 172736-10-0                                         Page 4 of 11 pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10,  1998

                                   P. SCHOENFELD ASSET MANAGEMENT, INC.


                                   By: /s/ Peter M. Schoenfeld
                                      ------------------------------------------
                                        Peter M. Schoenfeld

                                   /s/ Peter M. Schoenfeld
                                   ---------------------------------------------
                                   PETER M. SCHOENFELD


                                   CASTLERIGG MASTER INVESTMENTS, LTD.
                                        By:  Sandell Asset Management Corp.


                                   By: /s/ Thomas Sandell
                                      ------------------------------------------
                                        Thomas Sandell


                                   SANDELL ASSET MANAGEMENT CORP.


                                   By: /s/ Thomas Sandell
                                      ------------------------------------------
                                        Thomas Sandell

                                   /s/ Thomas Sandell
                                   ---------------------------------------------
                                   THOMAS SANDELL

CUSIP NO. 172736-10-0                                         Page 5 of 11 pages



                                   METROPOLITAN CAPITAL ADVISORS, INC.


                                   By: /s/ Jeffrey E. Schwarz
                                      ------------------------------------------
                                        Jeffrey E. Schwarz
                                        Chief Executive Officer

                                   METROPOLITAN CAPITAL III, INC.


                                   By: /s/ Jeffrey E. Schwarz
                                      ------------------------------------------
                                        Jeffrey E. Schwarz
                                        Chief Executive Officer

                                   METROPOLITAN CAPITAL ADVISORS
                                      INTERNATIONAL, LTD.

                                   By:  Metropolitan Capital III, L.P.
                                        By:  Metropolitan Capital III, Inc.


                                   By: /s/ Jeffrey E. Schwarz
                                      ------------------------------------------
                                        Jeffrey E. Schwarz
                                        Chief Executive Officer

                                   /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   JEFFREY E. SCHWARZ

                                   /s/ KAREN FINERMAN
                                   ---------------------------------------------
                                   KAREN FINERMAN

                                   BEDFORD FALLS INVESTORS, L.P.
                                   By:  Metropolitan Capital Advisors, L.P.
                                        By:  Metropolitan Capital Advisors, Inc.


                                   By: /s/ Jeffrey E. Schwarz
                                      ------------------------------------------
                                        Jeffrey E. Schwarz
                                        Chief Executive Officer

CUSIP NO. 172736-10-0                                         Page 6 of 11 pages


                                  EXHIBIT INDEX



Exhibit Number      Title                                            Page Number

    10.             Agreement dated November 9, 1998                      7
                    between the Committee and the Company.